UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of April, 2006

                                   SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company

SPIRENT PLC


2. Name of shareholder with a major interest

FIDELITY INTERNATIONAL LIMITED


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP MORGAN BOURNEMOUTH (FISL)                                  38,811,065
BROWN BROS HARRIMN LTD LUX (FIL)                              14,141,429
JP MORGAN, BOURNEMOUTH (FII)                                   2,419,800
BNP PARIBAS, PARIS (FIGEST)                                    2,948,500
TOTAL                                                         58,320,794

FISL = Fidelity Investment Services Limited
FIL = Fidelity International Limited
FII = Fidelity Investments International
FIGEST = Fidelity Gestion


5. Number of shares / amount of stock acquired

-


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-


7. Number of shares / amount of stock disposed

NOT KNOWN


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

NOT KNOWN


11. Date company informed

11 APRIL 2006


12. Total holding following this notification

58,320,794


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.02%


14. Any additional information

ON 21 MARCH 2006 THE SHAREHOLDER REPORTED TO THE COMPANY THAT IT HAD REDUCED ITS HOLDING IN THE COMPANY TO 58,069,304 SHARES (5.99%).


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE - DEPUTY COMPANY SECRETARY


Date of notification

11 APRIL 2006




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 11 April 2006                             By   ____/s/ Luke Thomas____

                                                    (Signature)*